Exhibit 21.1

List of subsidiaries of Roku, Inc.

Subsidiary Name	Jurisdiction

Purple Tag Productions LLC	Delaware, United States
Roku Europe Limited	United Kingdom
Purple Tag Media Technology (Shanghai Ltd)	China
Roku Denmark ApS	Denmark
Roku Technologies International Limited	Ireland
Roku Netherlands B.V.	Netherlands
Roku Holdings, Inc.	Delaware, United States
Roku DX Holdings, Inc.	Delaware, United States
DataXu India Private Limited	India
Roku DX UK Ltd	United Kingdom